Exhibit 99.1

Orla Mining Reports Second Quarter 2023 Results

Revised 2023 All-In Sustaining Cost Guidance to $700-$800 per ounce

VANCOUVER, BC, Aug. 3, 2023 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the second quarter ended June 30, 2023.

(All amounts expressed in U.S. dollars unless otherwise stated)

Second Quarter 2023 Highlights:

  Gold production was 29,058 ounces and gold sold was 29,773 ounces (pre-released, July 12, 2023). Year to date gold production is 54,968 ounces. The Company remains on track to meet 2023 annual gold production guidance of 100,000 to 110,000 ounces.
  All-in sustaining costs ("AISC")1 of $698 per ounce of gold sold during the second quarter 2023. Year to date AISC is $696 per ounce of gold. AISC guidance for the full year 2023 has been reduced to a range of $700 to $800 per ounce of gold sold from the original guidance of $750 to $850 per ounce.
  Adjusted earnings1 for the second quarter was $14.0 million or $0.05 per share.
  Net income for the second quarter was $12.8 million or $0.04 per share which included $7.2 million in expensed exploration and development costs.
  Cash flow from operating activities before changes in non-cash working capital during the second quarter was $22.4.
  At June 30, 2023, the Company had a cash balance of $114.5 million, an increase of $30.7 million during the quarter, and a net debt1 balance of $20.4 million.
  Advancement of exploration activities across the portfolio which continued to generate strong results, most notably at Camino Rojo where significant results have been returned from infill drilling of the Sulphides mineral resource, on extension of the Sulphides mineralization, and in the regional exploration program where the first visible gold outside of the Camino Rojo deposit was encountered.
  During the quarter, Agnico Eagle partially exercised its top-up right for proceeds of C$25 million.

"Orla endeavours to be a predictable and consistent gold producer and cash generator. Camino Rojo's operational performance supports these objectives and we are on target to deliver on our 2023 plan," said Jason Simpson, President and Chief Executive Officer of Orla. "Our exploration efforts also continue to generate positive returns and we remain committed to a systematic approach to unlocking value."

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[1] Cash cost, AISC, adjusted earnings and net debt are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q2 2023	YTD Q2 2023
Operating
Gold Produced	oz	29,058	54,968
Gold Sold	oz	29,773	56,632
Average Realized Gold Price[2]	$/oz	$1,975	$1,934
Cost of Sales – Operating Cost	$M	$13.5	$25.3
Cash Cost per Ounce[2]	$/oz	$485	$479
All-in Sustaining Cost per Ounce[2]	$/oz	$698	$696

Financial
Revenue	$M	$59.3	$110.4
Net Income	$M	$12.8	$26.1
Adjusted Earnings[2]	$M	$14.0	$25.4
Earnings per Share – basic	$/sh	$0.04	$0.08
Adjusted Earnings per Share – basic[2]	$/sh	$0.05	$0.08

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$M	$22.4	$22.4
Free Cash Flow[2]	$M	$18.5	$12.9

Financial Position		June 30, 2023	Dec 31, 2022
Cash and cash equivalents	$M	$114.5	$96.3
Net debt[2]	$M	$20.4	$49.5

[2] Non-GAAP measure. Please see the "Non-GAAP Measures" section of this news release for additional information.

Financial and Operations Summary

Camino Rojo achieved quarterly gold production of 29,058 ounces of gold in the second quarter 2023 with an average ore stacking rate of 19,669 tonnes per day. The average mining rate during the second quarter was 34,583 tonnes per day with a strip ratio of 0.61. The average grade of ore processed during the second quarter was 0.77 g/t gold, in line with plan. Mined ore tonnes continue to reconcile well to the block model and process recoveries to date are in line with the metallurgical recovery model.

Gold sold during the second quarter 2023 totaled 29,773 ounces.

Second quarter cash costs and AISC totaled $485 and $698 per ounce of gold sold, respectively. The lower AISC is mainly attributed to lower waste tonnes mined. The lower waste tonnes mined during the quarter was due to limited access to certain areas of the pit as the Company await permits from the Secretariat of Environment and Natural Resources (known by its Spanish acronym, "SEMARNAT"). The permitting process in Mexico, including for amendments of existing permits, has become protracted and timing uncertain. The Company does not expect the delay in obtaining the permits to have any impact on 2023 annual production guidance. However, the Company expects waste tonnes to remain below average for the remainder of 2023, resulting in lower mining costs for the year and favorably impacting 2023 AISC.

Sustaining capital during the second quarter of 2023 was $2.1 million. Sustaining capital covered items such as the construction of a dome over the ore stockpile for dust control, the construction of water wells and IT network infrastructure, as well as drilling and evaluation work related to the layback area of approximately $0.7 million.

Exploration Update

In the second quarter, $10.5 million was spent in exploration ($7.2 million expensed and $3.3 million capitalized) with a focus on drilling near-mine Sulphides and regional targets at Camino Rojo in Mexico and regional targets in Panama.

Camino Rojo Exploration Update (Mexico)

Orla's 2023 Camino Rojo exploration program consists of three projects with a total budget of $22 million. Approximately 50% of the planned 34,000 metres of drilling on the Sulphides has been completed and is intended to advance the understanding of the deposit. The intention of the layback oxide extension (the "Layback Program") is to confirm and delineate mineralization located in the oxide pit layback and allow for an update of mineral resource and reserve estimates planned in late 2023. The Layback Program, consisting of approximately 3,000 metres in 24 drillholes, was completed in late May and assay results are pending. The regional exploration drill program is testing priority regional targets in an effort to make new satellite discoveries. Approximately 40% of the planned 20,000 metres regional drilling program has been completed to date.

Drill results at Camino Rojo Sulphides continue to support potential for underground development

Drilling continues to intercept wide zones (>15m down-hole drill intersections) of higher-grade gold mineralization (>2g/t Au), and in conjunction with metallurgical results from the 2021 drilling (see news release dated May 9, 2022), supports the potential for underground development and a standalone processing option for the Camino Rojo Sulphides. Assay results from 11 of the planned 57 holes completed in 2023 have returned 17 significant mineralized drill intercepts with a grade-by-thickness factor greater than 50 g/t gold by metre (g/t * m), including five intercepts with grade-by-thickness factor greater than 100 g/t gold by metre. See the Company's news release dated June 22, 2023, and full drill results are available at www.orlamining.com. Notable results include[3]:

Camino Rojo Sulphides
Hole CRSX22-11 :	2.87 g/t Au over 93.0 m incl. 3.69 g/t Au over 48.5 m
Hole CRSX22-12A :	3.26 g/t Au over 56.9 m
Hole CRSX22-13 :	3.11 g/t Au over 34.0 m incl. 10.29 g/t Au over 5.6 m
Hole CRSX22-13 :	2.12 g/t Au over 43.0m incl. 2.78 g/t Au over 26.0 m
Hole CRSX23-14 :	2.00 g/t Au over 38.5 m
Hole CRSX23-14A :	1.89 g/t Au over 63.0 m incl. 2.75 g/t Au over 31.5 m
Hole CRSX23-16A :	1.62 g/t Au over 62.6 m incl. 7.72 g/t Au over 6.0 m
Hole CRSX23-17A	3.18 g/t Au over 24.5 m
Hole CRSX23-17A	4.18 g/t Au over 12.0 m incl. 23.7 g/t Au over 1.5m
Hole CRSX23-17C :	3.16 g/t Au over 29.0 m
Hole CRSX23-17C :	3.05 g/t Au over 42.0 m

New style of mineralization including high grade gold and zinc intersections continue to support potential for extension of Camino Rojo Sulphides

A new style of polymetallic (Au-Ag-Zn) semi-massive to massive sulphide mineralization has been confirmed in drill holes testing below the Caracol Formation hosted Sulphides. These intercepts indicate mineralization remains open at depth along and adjacent to interpreted feeder-like structures for the currently defined Camino Rojo deposit. Approximately 20% of the 2023 sulphide drill program is planned to be extended, beyond the boundaries of the current open pit resource estimate, to test the down plunge continuity of gold mineralization along the steep northwest dipping Dike Structural Zone.

Additional drilling in the Camino Rojo Sulphide Extension target area through the remainder of 2023 will seek to continue defining the extent and grade of this style of mineralization down-plunge of the Camino Rojo deposit. Notable results include3:

Camino Rojo Sulphides Extension
Hole CRSX23-15C:	5.90 g/t AuEq over 8.5 m (3.52 g/t Au, 26.2 g/t Ag, 3.64% Zn, 0.26% Cu)
Hole CRSX23-15C:	7.28 g/t AuEq over 3.3 m (4.54 g/t Au, 6.7 g/t Ag, 5.49% Zn, 0.06% Cu), incl. 8.00 g/t Au, 7.6g/t Ag, 12.5% Zn, 0.11% Cu over 1.2m)
Hole CRSX23-15C:	17.6 g/t AuEq over 1.5 m (15.4 g/t Au, 6.7 g/t Ag, 4.39% Zn, 0.04% Cu)

Near mine layback drilling seeking to confirm mineralization with targeted mineral resource addition

The Company began drilling in the oxide pit layback in late April to confirm and delineate mineralization on the Fresnillo Plc ("Fresnillo") property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. While historical drilling indicates that mineralization continues across the property boundary onto the Fresnillo layback area, no ounces from this area are currently included in the Camino Rojo mineral resource and mineral reserve estimate. The Layback Program, consisting of approximately 3,000 metres in 24 drillholes, was completed in late May. Results of the Layback Program will be included in an update of mineral resource and mineral reserve estimate planned in late 2023. Assay results are pending.

Early Camino Rojo regional exploration drilling with positive showings

Follow-up drilling at the Guanamero target area, located approximately 7 km northeast of the Camino Rojo mine along the mine structural trend, returned encouraging and narrow high-grade gold results with occurrences of visible gold (VG) in two of the seven holes completed. Notable assay results include3:

Camino Rojo Regional Exploration (Guanamero)
Hole CRED23-05:	0.69 g/t Au over 10.5 m incl. 4.02 g/t Au over 1.5 m (visible gold)
Hole CRED23-05:	0.94 g/t Au over 3.3 m incl. 1.08 g/t Au over 1.7 m
Hole CRED23-06:	61.2 g/t Au over 1.3 m (visible gold)
Hole CRED23-06:	2.72 g/t Au over 1.5 m

Results from this most recent drilling at Guanamero suggest gold mineralization extends and plunges moderately to the southwest, similar to the plunge of mineralization at the Camino Rojo deposit. Additional follow-up drilling to test the southwest plunge of mineralization at Guanamero is planned for 2023, along with drilling at other regional targets.

For additional detail, please see the news release dated June 22, 2023, Orla Mining Provides Update On Successful Drilling Program In Mexico.

South Railroad Project and Exploration Update (Nevada, US)

Drilling at South Railroad began late in the second quarter and assay results are pending. The exploration objectives are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery. For additional detail, please see the news release dated February 8, 2023, Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada.

The Company is expecting the Bureau of Land Management ("BLM") to file the Notice of Intent for South Railroad in the Federal Register in late 2023 or early 2024. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the Environmental Impact Statement ("EIS"). The Company has engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM as per the prescribed process. The Company anticipates awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project once the Notice of Intent has been filed. Detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the National Environmental Policy Act  process and receipt of the Record of Decision document.

Cerro Quema Exploration and Project Update (Panama)

The 2023 exploration program followed-up on encouraging results generated at regional targets in 2022. Exploration drilling at Cerro Quema for the 2023 exploration program was completed in the first half of 2023. Drilling was focused at La Pelona target where low grade (±0.3 g/t Au) near surface oxide mineralization had been intersected.  Results are currently being interpreted.

The mine environmental permitting process for the Cerro Quema Project has been ongoing and in May, Orla received the resolution approving the Category 3 Environmental & Social Impact Assessment ("ESIA") and has commenced the preparation of reports and data collection to fulfill the requirements established by the resolution. This approval came after the technical aspects of the ESIA were approved in 2021.

The original 20-year term for the mining exploitation concessions for Cerro Quema expired in 2017 and the Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. In 2021, the extension of the exploitation contracts was signed by both Ministry of Commerce and Industry ("MICI") and by Orla. As of the date of this release, the documents are in the final review and approval stage. The final step in the process requires the publication of the resolution in the official Gazette — this process is pending. Upon receipt of mining concession renewals, the Company can contemplate a construction decision for the Cerro Quema Project.

Guidance Update

The Company is revising its AISC guidance for 2023, reducing the range to $700 to $800 per ounce of gold sold from its original guidance of $750 to $850 per ounce. The reduced cost guidance is mainly driven by lower waste tonnes mined during the first half of 2023 which is expected to continue for the remainder of the year due to limited access to certain areas of the pit as the Company await permits from SEMARNAT. This has resulted in lower than planned strip ratio and directly reducing the Company's expected mining cost for 2023.

The Company remains on track to achieve its gold production guidance of 100,000 to 110,000 ounces for 2023.

Agnico-Eagle Exercises Top-Up Right

As announced on May 11, 2023, Agnico Eagle partially exercised its top-up right and subscribed for 3,987,241 common shares of the Company (the "Common Shares") at a price of C$6.27 per Common Share, for total gross proceeds of C$25 million.

Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2023, will be available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Second Quarter 2023 Conference Call

Orla will host a conference call on Friday, August 4, 2023, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:            5844017

Toll Free:                     1 (888) 550-5302

Toll:                             1 (646) 960-0685

Webcast:                    https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.  The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q2 2023	Q2 2022	YTD Q2 2023	YTD Q2 2022
Revenue	$ 59,272	$ 47,797	$ 110,403	$ 87,442
Silver sales	(475)	(197)	(899)	(416)
Gold sales	58,797	47,600	109,504	87,026
Ounces of gold sold	29,773	25,431	56,632	46,315
AVERAGE REALIZED GOLD PRICE	$ 1,975	$ 1,872	$ 1,934	$ 1,879

Net Debt

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET DEBT	June 30, 2023	Dec 31, 2022
Current portion of long term debt	$ 45,000	$ 45,000
Long term debt	89,958	100,795
Less: Cash and cash equivalents	(114,530)	(96,278)
NET DEBT	$ 20,428	$ 49,517

Adjusted Earnings (Loss) and Adjusted Earnings (Loss) per share

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.  The Company believes these measures are useful to market participants because they are important indicators of the strength of  operations and the performance of the core business.

ADJUSTED EARNINGS	Q2 2023	Q2 2022	YTD Q2 2023	YTD Q2 2022
Net income (loss) for the period	$ 12,827	$ (597)	$ 26,062	$ 18,185
Unrealized foreign exchange	1,097	(1,634)	(706)	(621)
Share based compensation related to PSUs	92	—	92	—
Loss on early settlement of project loan	—	13,219	—	13,219
ADJUSTED EARNINGS (LOSS)	$ 14,016	$ 10,988	$ 25,448	$ 30,783

Millions of shares outstanding – basic	311.2	253.3	308.8	250.6
Adjusted earnings per share – basic	$ 0.05	$ 0.04	$ 0.08	$ 0.12

Companies may choose to expense or capitalize their exploration expenditures.  The Company generally expenses exploration costs based on our accounting policy.  To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

	Q2 2023	Q2 2022	YTD Q2 2023	YTD Q2 2022
Exploration & evaluation expense	$ 7,201	$ 2,541	$ 14,067	$ 5,007

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash.  Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS.  Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Q2 2023	Q2 2022	YTD Q2 2023	YTD Q2 2022
Cash flow from operating activities	$ 23,296	$ 19,936	$ 18,374	$ 40,429
Cash flow from investing activities	(4,844)	8,789	(5,436)	4,638
FREE CASH FLOW	$ 18,452	$ 28,725	$ 12,938	$ 45,067

Millions of shares outstanding – basic	311.2	253.3	308.8	250.6
Free cash flow per share – basic	$ 0.06	$ 0.11	$ 0.04	$ 0.18

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold.  Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations.  While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018.  Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST	Q2 2023	Q2 2022	YTD Q2 2023	YTD Q2 2022
Cost of sales – operating costs	$ 13,458	$ 10,776	$ 25,250	$ 10,776
Related to previous quarter	—	(503)	—	(503)
Royalties	1,448	1,099	2,754	1,099
Silver sales	(475)	(197)	(899)	(197)
CASH COST	$ 14,431	$ 11,175	$ 27,105	$ 11,175

Ounces sold	29,773	25,431	56,632	25,431
Cash cost per ounce sold	$ 485	$ 439	$ 479	$ 439

ALL-IN SUSTAINING COST	Q2 2023	Q2 2022		YTD Q2 2023	YTD Q2 2022
Cash cost, as above	$ 14,431	$ 11,175		$ 27,105	$ 11,175
General and administrative expenses	3,107	2,551		6,372	2,551
Share based payments	620	538		1,727	538
Accretion of site closure provisions	113	117		257	117
Amortization of site closure provisions	136	119		261	119
Sustaining capital	1,443	658		2,588	658
Sustaining capitalized exploration expenses	696	—		696	—
Lease payments	222	123		384	123
ALL-IN SUSTAINING COST	$ 20,768	$ 15,281		$ 39,390	$ 15,281

Ounces sold	29,773	25,431		56,632	25,431
All-in sustaining cost per ounce sold	$ 698	$ 601		$ 696	$ 601

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2023 guidance, including production and AISC; the Company's exploration program, including timing, expenditures and the goals and results thereof, the potential extension of the Camino Rojo Sulphides and potential mineralization at Guanamero; the timing of mineral resource and reserve updates; and the timing of the BLM filing the Notice of Intent for South Railroad. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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[3] All metres reported above are down-hole intervals, with true width estimates ranging from 62-97% of the reported interval. All assays were performed on 1.5 metre core intervals and all drill core is HQ in diameter in size. The reported composites were not subject to "capping", however a preliminary analysis suggests that only 4 out of 3,143 samples from the Sulphides program and 1 out of 2,300 samples for the regional program exceeded the potential capping level of 27.0 g/t - these samples averaged 44.1 g/t gold (max. 62.1 g/t) for the Sulphides program and 61.2 g/t gold (max 61.2 g/t) for the regional program. Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 1 g/t Au cut-off grade and maximum 6 metres consecutive waste.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com info@orlamining.com

CO: Orla Mining Ltd.

CNW 18:00e 03-AUG-23